U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549

                   ---------------------------
                           FORM 12b-25

                    SEC File Number: 000-27945

                   NOTIFICATION OF LATE FILING

                          (Check One):

[   ] Form 10-K          [   ] Form 20-F     [   ]  Form 11-K
[ X ] Form 10-Q          [   ] Form N-SAR    [   ]  Form 10-KSB

For Period Ended: September 30, 2001
                  -------------------

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                --------------------

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
        -----------------------------------------------------
-------------------------------------------------------------.

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PART I - REGISTRANT INFORMATION

                    PARK PHARMACY CORPORATON
                    (Full Name of Registrant)


                  10711 Preston Road, Suite 250
             (Address of Principal Executive Office)


 Dallas, Texas                                           75230
(City and State)                                       (Zip Code)


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PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

      |   (a)  The reasons described in reasonable detail in Part
      |        III of this form could not be eliminated without
      |        unreasonable effort or expense;
[X]   |   (b)  The subject quarterly report or transition report
      |        on Form 10-Q, or portion thereof, will be filed
      |        on or before the fifth calendar day following
      |        the prescribed due date; and
      |   (c)  The accountant's statement or other
      |        exhibit required by rule 12b-25(c) has been
      |        attached, if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.


             See Attachment III



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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Jim Moncrief           972               860.0200
             (Name)           (Area Code)      (Telephone Number)


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(2)  Have all other periodic reports
     required under Section 13 or 15(d)
     of the Securities Exchange Act of
     1934 or Section 30 of the Investment
     Company Act of 1940 during the
     preceding 12 months been filed?       [ X ]  Yes   [   ]  No

     If answer is no, identify reports.


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(3)  Is it anticipated that any significant
     change in results of operations from
     the corresponding period for the last
     fiscal year will be reflected by the
     earnings statements to be included
     in the subject report or portion
     thereof?                              [ X ]  Yes   [  ]  No

     If so, attach an explanation of the
     anticipated change, both narratively
     and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   PARK PHARMACY CORPORATION
          (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2001


                         By:  /s/  JIM MONCRIEF
                            ---------------------------------------
                         Name: Jim Moncrief
                              -------------------------------------
                         Title: Executive Vice President
                               ------------------------------------



                            ATTENTION
Intentional misstatements or omissions constitute Federal
Criminal Violations (see 18 U.S.C. 1001).

                         ATTACHMENT III
                               TO
                   NOTIFICATION OF LATE FILING
                          OF FORM 10-Q
           FOR THE QUARTER ENDED SEPTEMBER 30, 2001



    The Registrant was unable to file, on November 14, 2001, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (the "Form 10-Q"), because it was unable to compile and complete the financial information necessary to properly prepare and submit the Form 10-Q without unreasonable effort or expense.

                         ATTACHMENT IV(3)
                               TO
                   NOTIFICATION OF LATE FILING
                          OF FORM 10-Q
           FOR THE QUARTER ENDED SEPTEMBER 30, 2001

For the quarter ended September 30, 2001, the Registrant expects to record revenues of approximately $15,000,000 representing an increase of aproximately 95% over the revenues reported for the quarter ended September 30, 2000. This increase is primarily attributable to the Registrant's acquisitions throughout fiscal 2001, as well as growth in revenues from existing operations. For the quarter ended September 30, 2001, the Registrant expects to report net loss of approximately $50,000 compared to a net income of approximately $25,000 for the quarter ended September 30, 2000.